FOR IMMEDIATE RELEASE: November 14, 2008	PR08-28

ATNA RESOURCES REPORTS THIRD QUARTER 2008 RESULTS

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN) today reported unaudited financial results for the Company’s third quarter ended September 30, 2008.

Highlights for the Period

•	Closed the US$20 million sale of a royalty portfolio, including the Wolverine Royalty.
•	Accelerated the Briggs Gold Mine re-start with a portion of the proceeds from the sale of royalties.
•
Permitting activities at the Reward Gold Project has rapidly advanced with the completion of several major permits, receipt of a Biologic Opinion and filing of a number of additional permit applications.

•	Commenced new infill drilling under the main pit at the Briggs Mine and new step out drilling at its satellite deposit Cecil R.
•	Yamana Gold Inc. commenced a second round of drilling on Atna’s Clover Project in Elko County, Nevada.
•	Lowlight: US Supreme Court denied grant of Certiorari in the McDonald takings case.

Third Quarter Financial Results:

All amounts expressed in Canadian dollars, unless otherwise noted and on a Canadian GAAP basis. At September 30, 2008, cash and short term investments totaled $24.5 million, which represented a net increase of $17.1 million during the third quarter. The net increase was due primarily to the sale of the royalties for $21.1 million, offset by cash used in operating activities of $2.1 million, capital expenditures of $1.5 million and the negative effect of exchange rate changes on cash of $0.4 million.

For the third quarter ended September 30, 2008, Atna recorded a net gain of $19.3 million, or a basic gain per share of $0.23, on proceeds from the sale of royalties of $21.1 million. This compares to a net loss of $1.0 million, or a basic loss per share of $0.01, on revenues of nil for the third quarter ended September 30, 2007. The positive variance of $20.3 million in net gain was due primarily to the following factors:

•	Positive variance of $20.9 million in gain on asset disposals due to the sale of royalties.
•
Negative variance of $0.4 million in other operating categories due to increased general and administrative cost due to the consolidation of Canyon’s costs and other Canyon related operating costs partially offset by cost reductions in the Atna operations, lower exploration expenses and reduced asset write downs.

•	Negative variance of $0.3 million in other income and expense due to increased loss on foreign exchange and reduced interest income.

Operating Activities and Other Developments:

Sale of Royalties Package including the Wolverine Royalty, Yukon

In September 2008, the Company sold a portfolio of royalty interests for US$20 million. The royalty package was comprised of four royalty interests; a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory, a three percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina. The sale closed in two parts, with US$19.9 million closed in September and US$0.1 million closed in October. The sale of the royalties resulted in a gain of approximately $20.9 million in the third quarter.

Columbia Gold Property Claims (Formally Seven-Up Pete Gold Property)

In June 2008, the Company acquired certain claims at the Columbia gold property in order to consolidate the land package containing the known body of mineralization. An historic, noncompliant NI43-101 technical report, estimate of mineralized material for Columbia, including the newly acquired claims, was completed by Phelps Dodge Corporation in 1991 and 1993. This estimate totaled 23.7 million tons grading 0.035 ounces of per ton gold (“opt”) and containing 837,000 ounces gold at a 0.02 opt gold cutoff grade. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate acquisition cost was US$500,000 in cash and 604,308 common shares of Atna. The seller retained a four percent net smelter return royalty on the claims purchased.

Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to provide an estimate of resources for the property that is compliant with the Canadian National Instrument 43-101 Technical Reporting standards.

Asset Sales

Atna is marketing non-core assets from the merged companies to focus on core operations including development of the Briggs Mine, Reward, Pinson and Columbia gold projects. Atna has entered into an agreement to sell approximately 880,000 acres from its portfolio of severed fee mineral rights in the state of Montana to a private Wyoming corporation. This cash transaction totals $US6.0 million and will net approximately $US5.5 million after brokerage fees and expenses. No guarantee can be made at this time that this transaction will close due to difficulties in arranging financing in the current financial environment.

Development Activities

Briggs Mine, California

A technical report detailing the estimation of open pit and underground reserves and resources at the Briggs Mine in Inyo County, California, was completed in April 2008. The report estimates that a good economic return may be achieved from the re-start of mining operations at the wholly-owned Briggs Mine. The company has sufficient cash to fully fund the re-start of operations at the Briggs Mine.

Key development activities have commenced with a goal of producing gold by the end of the first quarter of 2009. A total of $2.7 million in capital expenditure has been spent on the project through October 2008. The remaining start-up capital is projected to be about $9 million most of which is expected to be spent or committed in 2008. Activities at Briggs include:

•	Pre-stripping operations that began in mid October will continue through projected gold production around the end of first quarter 2009.
•	The 1.0 million square foot of leach pad expansion has been progressing on schedule at a fixed contact cost of $3.8 million.
•	Refurbishment of the Briggs generating, crushing and gold plants.
•	Filling key management and support positions and recruitment of a labor force.
•	Refurbishment of all major mining units that are now being used in development operations.
•
An updated mine optimization study, which includes all new drilling results that is expected to convert underground ore to open pit ore and to increase reserves. This study which is expected to be released before the end of 2008 should justify an increase in mineral reserves available for mining and enable an early increase in the production rate from the previous study. Capital cost for the project may increase if additional equipment and waste stripping is required to implement this new plan.

Proven and probable reserves at Briggs are currently estimated to be 151,000 ounces of gold grading 0.034 opt. Additionally, there are an estimated 532,500 gold ounces of measured and indicated resource grading 0.027 opt and an inferred resource of 314,000 gold ounces grading 0.044 opt. New ore is forecast to be loaded on the leach pad in the first quarter of 2009 with production beginning to ramp up to an annualized rate of 25,000 to 35,000 ounces of gold per year. Only 40 percent of existing plant capacity will be utilized at these production rates allowing for a rapid increase in production as additional reserves are developed.

During October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine and its satellite project, Cecil R. The program will include up to 25,000 feet of reverse circulation rotary drilling. The primary goals of the drilling program are:

•
Exploration of potentially significant gold mineralization beneath the current proven and probable reserves in the main pit at the Briggs Mine. This work may add considerably to the mine-life and/or annual production rate.

•	In-fill drilling at the Briggs Mine to upgrade inferred resources to proven and probable reserve categories to facilitate cost effective mine planning.
•	Expansion of the Cecil R project’s mineralized zone to the south to allow completion of an NI 43-101 technical report and resource estimate for this deposit.

Pinson Project, Nevada

Pinson Mining Company (“PMC”), a wholly owned subsidiary of Barrick Gold Corporation, spent US$5.0 million on drilling and development activities at Pinson in the third quarter of 2008 bringing their total project-to-date expenditures to US$18.2 million. PMC may earn a 70 percent interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30 percent interest.

A total of eight drills were active on the property during the quarter, two water well rigs, two surface RC drills, two surface diamond core drills, and two underground core drills. The water well drills completed two de-watering wells and started a third. The RC drills concentrated on drilling pilot holes for the water wells, and drilling on the Range Front, MAG and CX resource zones. The surface diamond drills targeted the Range Front, CX and MAG zones, while the underground diamond drills are in-fill drilling on the Ogee and Range Front zones. Forty-seven drill holes were completed and five were in progress at the end of the quarter. A total of 9,895 feet of RC drilling and 17,122 feet of core were completed.

Reward Project, Nevada

The Company completed a positive economic feasibility study for its Reward Gold Project located near Beatty, Nevada. The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The project has good operating synergies and cost benefits from the nearby Briggs Mine. Permitting activities at the Reward Gold Project have rapidly advanced with the completion of several major permits, receipt of a Biologic Opinion and filing of a number of additional permit applications.

Proven and probable mineral reserves estimated in the feasibility study total 5.2 million tons averaging 0.027 opt containing 137,700 ounces of gold based on a gold price of US$575 per ounce and a strip ratio of 2.0 tons of waste per ton of ore. The Reward operation is expected to produce approximately 117,000 ounces of gold over a four year mine life at estimated average cash cost of US$409 per ounce of gold produced. This production would provide an undiscounted cash flow of US$14.6 million and an internal rate of return of 13.2 percent at a US$700 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$24.3 million.

Conference Call

Management will host a conference call on Monday, November 17, at 2:00 p.m. EDT, to discuss the third quarter 2008 results as well as project and general corporate activities. Shareholders are invited to participate by dialing US/Canada (888) 355-4499 or (660) 422-4979, Conference ID 73352718. The call will also be available by webcast, to access please go to www.atna.com and click on “3rd Quarter 2008 Web Cast”.

The conference call will be available for replay through midnight November 19, 2008, by dialing (800) 642-1687 or (706) 645-9291, Conference ID 73352718.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the significant increase in gold resources and leverage to the price of gold, success in marketing non-core assets, PMC’s ability to complete their earn-in and feasibility study, the Company’s plan to re-start mining operations at the Briggs Mine or the Pinson Gold Project, success of the Briggs optimization study, closure of the Montana Mineral Rights sale, and the availability of financing to fund the Company’s development plans.

Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, changes in equity ownership, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from re-starting mining operations at the Company’s development projects. The principal risk factors associated with the Company’s business are discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(Canadian dollars, Canadian GAAP basis)
(Unaudited)

	Sep. 30,	Dec. 31,
BALANCE SHEETS	2008	2007
ASSETS
Current assets	$25,873,800	$11,266,500
Noncurrent assets	44,457,700	2,221,200
Total assets	$70,331,500	$13,487,700
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$2,939,100	$695,800
Notes payable - long term	856,500	-
Noncurrent liabilities	5,289,400	379,700
Shareholders' equity	61,246,500	12,412,200
Total liabilities and shareholders’ equity	$70,331,500	$13,487,700

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
STATEMENTS OF OPERATIONS	2008	2007	2008	2007
REVENUE	$-	$-	$156,800	$-
EXPENSES AND OTHER (INCOME)
Cost of sales	-	-	150,000	-
Depreciation, depletion and amortization	34,200	30,000	93,500	86,300
General and administrative	1,068,800	317,500	3,222,800	1,487,400
Exploration	118,300	442,400	474,100	787,400
Accretion expense	110,600	-	250,700	-
Gain on asset disposals	(20,932,100)	(21,700)	(21,002,400)	(21,700
Write down of assets	-	187,800	-	511,000
Other (income) expense, net	300,600	900	123,100	(270,500
Net gain (loss)	$19,299,600	$(956,900)	$16,845,000	$(2,579,900
Other comprehensive (loss) gain	$(82,500)	$51,500	$(336,000)	$(345,800
Comprehensive gain (loss)	$19,217,100	$(905,400)	$16,509,000	$(2,925,700
Basic gain (loss) per share	$0.23	$(0.01)	$0.22	$(0.04
Basic weighted-average shares outstanding	83,291,100	64,676,800	77,781,900	64,541,400

CASH FLOWS
Cash and cash equivalents, beginning of period	$6,670,300	$3,128,100	$3,516,800	$3,534,800
Effect of exchange rate changes on cash	(361,500)	-	(248,600)	-
Net cash used in operating activities	(2,132,300)	(595,300)	(4,993,000)	(1,734,100
Net cash provided by (used in) investing activities	19,918,200	(1,246,400)	25,305,400	(735,700
Net cash provided in financing activities	(6,700)	-	507,400	221,400
Cash and cash equivalents, end of period	$24,088,000	$1,286,400	$24,088,000	$1,286,400